Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

October 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mitchell Austin

                 Jan Woo

                 Rebekah Lindsey

                 Kathleen Collins

Re:	AvidXchange Holdings, Inc.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-259632

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on October 8, 2021, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 p.m. Eastern time, on October 12, 2021, or as soon thereafter as practicable. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

As representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:    /s/ Rebecca Steinthal

Name: Rebecca Steinthal

Title:  Managing Director

J.P. MORGAN SECURITIES LLC

By:    /s/ Alaoui Zenere

Name: Alaoui Zenere

Title:  Executive Director

[Signature Page to Withdrawal of Acceleration Request of the Underwriters]